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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					13 Weeks Ended
	January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	March 29, 2003	April 3, 2004
				(In thousands)
FIXED CHARGES:
Interest on debt and capitalized leases	$17,395	$22,959	$25,194	$25,363	$25,080	$6,096	$8,892
Interest in rental expense	92	150	134	124	157	31	33

TOTAL FIXED CHARGES	$17,487	$23,109	$25,328	$25,487	$25,237	$6,127	$8,925

EARNINGS
Pretax income (loss) from continuing operations	$(6,403)	$(9,265)	$(8,327)	$10,881	$6,916	$1,615	$(378)
Fixed charges	17,487	23,109	25,328	25,487	25,237	6,127	8,925

TOTAL EARNINGS:	$11,084	$13,844	$17,001	$36,368	$32,153	$7,742	$8,547

RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	1.43	1.27	1.26	N/A

AMOUNT BY WHICH EARNINGS WERE INSUFFICIENT TO COVER FIXED CHARGES	$6,403	$9,265	$8,327	N/A	N/A	N/A	$378

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES